Filed by LifePoint Hospitals, Inc.
pursuant to Rule 425
under the Securities Act of 1933
and deemed filed pursuant to
Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Province Healthcare Company
Subject Company: LifePoint Hospitals, Inc.
Commission File No.: 333-119929

This filing relates to a planned combination of LifePoint Hospitals, Inc. (“LifePoint Hospitals”) and Province Healthcare Company (“Province Healthcare”) pursuant to the terms of the Agreement and Plan of Merger, dated as of August 15, 2004, by and among LifePoint Hospitals, Lakers Holding Corp., Lakers Acquisition Corp., Pacers Acquisition Corp. and Province Healthcare.

On October 26, 2004, LifePoint Hospitals issued the following press release:

Contact:	Michael J. Culotta Chief Financial Officer (615) 372-8512

LIFEPOINT HOSPITALS REPORTS
THIRD QUARTER 2004 RESULTS

Brentwood, Tennessee (October 26, 2004) – LifePoint Hospitals, Inc. (NASDAQ: LPNT) today announced results for the third quarter and nine months ended September 30, 2004.

     In commenting on the third quarter results, Kenneth C. Donahey, president and chief executive officer of LifePoint Hospitals, said, “The third quarter of 2004 was indeed a very exciting time for LifePoint Hospitals. During the quarter, we announced the signing of a definitive agreement for the purchase of Province Healthcare Company (NYSE: PRV). Upon completion of this transaction, the combined company will operate 51 hospitals, with 48 being in markets where the combined company will be the sole hospital provider in the community. The combination of LifePoint Hospitals and Province Healthcare will position us to provide essential services to a broad geographic community and create an industry leader with nearly double our current revenue base and enhanced cash flow and profitability. We are very excited about the increased opportunities that this transaction will provide the Company, our employees, our affiliated physicians, our shareholders and the communities we serve.” Completion of the transaction remains subject to the approval of each company’s stockholders, receipt of necessary financing and certain other conditions. The transaction is expected to close in the first quarter of 2005.

     Also during the third quarter of 2004, the Company committed to a divestiture plan for its 56-bed Bartow Memorial Hospital located in Bartow, Florida. The Company announced on October 7, 2004, that it had entered into an asset exchange agreement with Health Management Associates, Inc. (NYSE: HMA) under which a subsidiary of LifePoint Hospitals will acquire the 76-bed Williamson Memorial Hospital, located in Williamson, West Virginia, and, simultaneously, HMA will acquire Bartow Memorial Hospital. The transaction is expected to close in the fourth quarter of 2004 or the first quarter of 2005, subject to receipt of all necessary regulatory approvals. The assets and operations of Bartow Memorial Hospital that are subject to the asset exchange have been reflected as discontinued operations in the Company’s financial statements for the third quarter of 2004. All prior periods presented herein have been reclassified to conform to this presentation.

     For the third quarter ended September 30, 2004, revenues from continuing operations were $253.7 million, up 15.6% from $219.4 million for the same period a year ago. Net income for the quarter increased 21.7% to $19.7 million, or $0.50 per diluted share, compared with net income of $16.2 million, or $0.42 per diluted share, for the prior-year period.

     The consolidated financial results for the third quarter ended September 30, 2004, reflect a 7.8% increase in total admissions from continuing operations and an 8.6% increase in equivalent admissions from continuing operations compared with the third quarter of 2003. On a same-hospital basis, total admissions from continuing operations increased 2.6% compared with the same period last year, and equivalent admissions from continuing operations increased 1.9% over the prior-year period.

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LPNT Announces Third Quarter Results

October 26, 2004

     For the nine months ended September 30, 2004, revenues from continuing operations were $739.4 million, up 14.4% from $646.4 million a year ago. Net income for the nine months ended September 30, 2004, increased 26.6% to $62.3 million, or $1.58 per diluted share, compared with net income of $49.2 million, or $1.26 per diluted share, for the prior-year period.

     The consolidated financial results for the nine months ended September 30, 2004, reflect a 6.2% increase in total admissions from continuing operations and a 7.0% increase in equivalent admissions from continuing operations compared with the prior-year period. On a same-hospital basis, total admissions from continuing operations increased 2.9% compared with the same period of 2003, and equivalent admissions from continuing operations increased 2.5% over the prior-year period.

     A listen-only simulcast, as well as a 30-day replay, of LifePoint Hospitals’ third quarter conference call will be available on line at www.lifepointhospitals.com and www.fulldisclosure.com on October 27, 2004, beginning at 10:00 a.m. Eastern Time.

     LifePoint Hospitals, Inc. currently operates 30 hospitals in non-urban communities. In most cases, the LifePoint Hospitals facility is the only hospital in its community. LifePoint Hospitals’ non-urban operating strategy offers continued operational improvement by focusing on its five core values: delivering high quality patient care, supporting physicians, creating excellent workplaces for its employees, providing community value and ensuring fiscal responsibility. Headquartered in Brentwood, Tennessee, LifePoint Hospitals is affiliated with over 9,800 employees.

******

     Important Legal Information

     In connection with their proposed transaction, LifePoint Hospitals and Province Healthcare have filed with the Securities and Exchange Commission (the “SEC”) a joint proxy statement/prospectus, as part of a Registration Statement on Form S-4, and other relevant materials. The definitive joint proxy statement/prospectus will be mailed to the stockholders of LifePoint Hospitals and Province Healthcare. Investors and security holders are advised to read the joint proxy statement/prospectus and other relevant materials when they become available, as well as any amendments or supplements to those documents, because they will contain important information about LifePoint Hospitals, Province Healthcare and the proposed transaction. In addition, the joint proxy statement/prospectus and other relevant materials filed by LifePoint Hospitals or Province Healthcare with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by LifePoint Hospitals by contacting Investor Relations, LifePoint Hospitals, Inc., 103 Powell Court, Suite 200, Brentwood, Tennessee, 37027, Phone: (615) 372-8500 and by Province Healthcare by contacting Investor Relations, Province Healthcare Company, 105 Westwood Place, Suite 400, Brentwood, Tennessee, 37027, Phone: (615) 370-1377.

     LifePoint Hospitals and Province Healthcare, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the transactions contemplated by the merger agreement. Information about the directors and executive officers of LifePoint Hospitals, and their interests in the transactions contemplated by the merger agreement, including their ownership of LifePoint Hospitals common stock, is set forth in the proxy statement for LifePoint Hospitals’ 2004 annual meeting, which was filed with the SEC on April 28, 2004. Information about the directors and executive officers of Province Healthcare, and their interests in the transactions contemplated by the merger agreement, including their ownership of Province Healthcare common stock, is set forth in the proxy statement for Province Healthcare’s 2004 annual meeting, which was filed with the SEC on April 20, 2004. Investors and security holders may obtain additional information regarding the interests of such potential participants by reading the joint proxy statement/prospectus and the other relevant documents filed with the SEC.

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LPNT Announces Third Quarter Results

October 26, 2004

     This release includes forward-looking statements based on current management expectations. Numerous factors exist which may cause results to differ from these expectations. Many of the factors that will determine our future results are beyond our ability to control or predict with accuracy. Such forward-looking statements, particularly those statements regarding the effects of the merger, reflect LifePoint Hospitals’ current expectations and beliefs, are not guarantees of performance of LifePoint Hospitals or the newly formed combined entity and are subject to a number of risks, uncertainties, assumptions and other factors that could cause actual results to differ from those described in the forward-looking statements. For example, such risks, uncertainties, assumptions and other factors include, without limitation, the possibility that (1) the companies may be unable to obtain the required stockholder approvals; (2) problems may arise in successfully integrating the businesses of the two companies; (3) the acquisition may involve unexpected costs; (4) the combined company may be unable to achieve cost-cutting synergies; (5) the businesses may suffer as a result of uncertainty surrounding the acquisition; and (6) the combined company may be subject to future regulatory or legislative actions. These forward-looking statements are also subject to various risks and uncertainties, including, without limitation, (i) reduction in payments to healthcare providers by government and commercial third-party payors, as well as cost-containment efforts of insurers and other payors; (ii) the possibility of adverse changes in, and requirements of, applicable laws, regulations, policies and procedures, including those required by our corporate integrity agreement; (iii) our ability to manage healthcare risks and the lack of state and federal tort reform; (iv) uncertainty associated with compliance with HIPAA regulations; (v) our ability to enter into and renew payor arrangements on acceptable terms; (vi) our ability to maintain and increase patient volumes and control costs; (vii) the availability, cost and terms of insurance coverage; (viii) the highly competitive nature of the healthcare business, including the competition to recruit and retain physicians; (ix) the ability to attract and retain qualified management and personnel; (x) the geographic concentration of our operations; (xi) our ability to acquire hospitals on favorable terms and to complete budgeted capital improvements successfully; (xii) our ability to operate and integrate newly acquired facilities successfully; (xiii) the availability and terms of capital to fund our business strategy; (xiv) changes in our liquidity or indebtedness; (xv) the potential adverse impact of government investigations and litigation involving the business practices of healthcare providers; (xvi) the successful development and license of software and management information systems; (xvii) changes in generally accepted accounting principles or practices; (xviii) volatility in the market value of our common stock; (xix) changes in general economic conditions and changes in the manner in which employers provide healthcare coverage to their employees; (xx) our reliance on information technology systems maintained by HCA Inc.; (xxi) our ability to comply with all aspects of the Sarbanes-Oxley law; and (xxii) those risks and uncertainties described from time to time in our filings with the SEC, including those related to the proposed transaction between LifePoint Hospitals and Province Healthcare. Therefore, our future results may differ materially from those described in this release. We undertake no obligation to update any forward-looking statements, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

     All references to “Company” and “LifePoint” as used throughout this release refer to LifePoint Hospitals, Inc. and its affiliates.

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LPNT Announces Third Quarter Results

October 26, 2004

LIFEPOINT HOSPITALS, INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
Dollars in millions, except per share amounts

	For the Three Months Ended				For the Nine Months Ended
	September 30,				September 30,
	2004		2003		2004		2003
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
Revenues (1)(2)	$253.7	100.0%	$219.4	100.0%	$739.4	100.0%	$646.4	100.0%

Salaries and benefits	102.1	40.3	87.4	39.9	296.7	40.1	262.2	40.6
Supplies	32.2	12.7	28.0	12.8	95.4	12.9	83.3	12.9
Other operating expenses	44.1	17.4	38.6	17.5	123.9	16.7	116.1	18.0
Provision for doubtful accounts	24.4	9.6	22.4	10.2	64.0	8.7	53.3	8.2
Depreciation and amortization	12.1	4.8	10.2	4.7	34.5	4.7	31.5	4.8
Interest expense, net	3.1	1.2	3.3	1.5	9.7	1.3	9.9	1.5
Debt retirement costs	—	—	—	—	1.5	0.2	—	—
ESOP expense	2.3	0.9	1.8	0.8	7.1	1.0	4.9	0.8

	220.3	86.9	191.7	87.4	632.8	85.6	561.2	86.8

Income from continuing operations before minority interests and income taxes	33.4	13.1	27.7	12.6	106.6	14.4	85.2	13.2
Minority interests in earnings of consolidated entities	0.1	—	0.3	0.1	0.7	0.1	0.5	0.1

Income from continuing operations before income taxes	33.3	13.1	27.4	12.5	105.9	14.3	84.7	13.1
Provision for income taxes	13.2	5.2	11.0	5.0	42.1	5.7	34.2	5.3

Income from continuing operations	20.1	7.9	16.4	7.5	63.8	8.6	50.5	7.8
Loss from discontinued operations, net of income taxes	(0.4)	(0.1)	(0.2)	(0.1)	(1.5)	(0.2)	(1.3)	(0.2)

Net income	$19.7	7.8%	$16.2	7.4%	$62.3	8.4%	$49.2	7.6%

Earnings (loss) per share – basic:
Continuing operations	$0.54		$0.44		$1.73		$1.35
Discontinued operations	(0.01)		(0.01)		(0.04)		(0.04)

Net income	$0.53		$0.43		$1.69		$1.31

Earnings (loss) per share – diluted:
Continuing operations	$0.51		$0.42		$1.61		$1.29
Discontinued operations	(0.01)		—		(0.03)		(0.03)

Net income	$0.50		$0.42		$1.58		$1.26

(1)	Adjustments to estimated reimbursement amounts increased revenues by $1.6 million for the three months ended September 30, 2004, and by $3.9 million for the nine months ended September 30, 2004. Adjustments to estimated reimbursement amounts increased revenues by $1.8 million for the three months ended September 30, 2003, and by $6.1 million for the nine months ended September 30, 2003.

(2)	Includes recognition of approximately $3.2 million of additional revenues during the first quarter of 2004 related to a Medicare disproportionate share designation confirmation by the Centers for Medicare and Medicaid Services.

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LPNT Announces Third Quarter Results

October 26, 2004

LIFEPOINT HOSPITALS, INC.
EARNINGS PER SHARE CALCULATION
Dollars in millions, except per share amounts, share amounts in thousands

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2004	2003	2004	2003
Income from continuing operations	$20.1	$16.4	$63.8	$50.5
Add: Interest on convertible notes, net of taxes	1.7	2.0	5.5	5.9

Adjusted income from continuing operations	21.8	18.4	69.3	56.4
Loss from discontinued operations	(0.4)	(0.2)	(1.5)	(1.3)

	$21.4	$18.2	$67.8	$55.1

Weighted average number of shares – basic	37,231	37,242	36,914	37,505
Add: Shares for conversion of convertible notes	4,666	5,279	5,053	5,279
Other share equivalents	721	901	872	774

Weighted average number of shares and equivalents – diluted	42,618	43,422	42,839	43,558

Earnings per share – basic:
Continuing operations	$0.54	$0.44	$1.73	$1.35
Discontinued operations	(0.01)	(0.01)	(0.04)	(0.04)

Net income	$0.53	$0.43	$1.69	$1.31

Earnings per share – diluted:
Continuing operations	$0.51	$0.42	$1.61	$1.29
Discontinued operations	(0.01)	—	(0.03)	(0.03)

Net income	$0.50	$0.42	$1.58	$1.26

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LPNT Announces Third Quarter Results

October 26, 2004

LIFEPOINT HOSPITALS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
In millions

	September 30,	December 31,
	2004	2003
	(Unaudited)	(1)
ASSETS
Current assets:
Cash and cash equivalents	$9.3	$20.6
Accounts receivable, less allowances for doubtful accounts of $102.2 and $111.7 at September 30, 2004 and December 31, 2003, respectively	115.3	101.4
Inventories	23.9	21.7
Assets held for sale	33.1	34.7
Income taxes receivable	6.1	7.4
Deferred income taxes and other current assets	25.6	19.5

	213.3	205.3
Property and equipment:
Land	18.9	18.1
Buildings and improvements	356.2	338.7
Equipment	328.7	314.6
Construction in progress	55.9	28.2

	759.7	699.6
Accumulated depreciation	(291.3)	(265.7)

	468.4	433.9
Deferred loan costs, net	5.3	7.0
Unallocated purchase price	28.8	16.4
Intangible assets, net	3.5	3.6
Other	0.7	—
Goodwill	138.7	132.8

	$858.7	$799.0

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$24.8	$30.9
Accrued salaries	31.0	25.7
Other current liabilities	30.5	9.7
Estimated third-party payor settlements	2.7	2.5

	89.0	68.8
Revolving credit facility	—	20.0
Convertible notes	221.0	250.0
Deferred income taxes	39.1	35.9
Professional and general liability claims and other liabilities	30.6	28.6

Minority interests in equity of consolidated entities	1.3	1.4

Stockholders’ equity:
Preferred stock	—	—
Common stock	0.4	0.4
Capital in excess of par value	325.8	301.7
Unearned ESOP compensation	(13.7)	(16.1)
Unearned compensation on nonvested stock	(5.3)	—
Retained earnings	199.4	137.2
Treasury stock	(28.9)	(28.9)

	477.7	394.3

	$858.7	$799.0

(1)	Derived from audited financial statements.

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LPNT Announces Third Quarter Results

October 26, 2004

LIFEPOINT HOSPITALS, INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
In millions

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2004	2003	2004	2003
Cash flows from continuing operating activities:
Net income	$19.7	$16.2	$62.3	$49.2
Adjustments to reconcile net income to net cash provided by continuing operating activities:
Loss from discontinued operations, net of income taxes	0.4	0.2	1.5	1.3
Depreciation and amortization	12.1	10.2	34.5	31.5
Debt retirement costs	—	—	1.5	—
ESOP expense	2.3	1.8	7.1	4.9
Minority interests in earnings of consolidated entities	0.1	0.3	0.7	0.5
Deferred income taxes (benefit)	—	5.0	(0.9)	7.1
Reserve for professional and general liability claims, net	1.6	(0.5)	2.1	3.3
Tax benefit from employee stock plans	0.1	0.5	4.4	0.7
Increase (decrease) in cash from operating assets and liabilities, net of effects from acquisitions:
Accounts receivable	(11.3)	2.0	(14.3)	(6.9)
Inventories and other current assets	0.1	(0.9)	(3.1)	(4.4)
Accounts payable and accrued expenses	9.6	14.1	15.9	16.8
Income taxes payable	6.4	(4.8)	1.3	(9.1)
Estimated third-party payor settlements	1.4	(1.9)	0.2	(4.1)
Other	0.3	0.2	1.5	1.2

Net cash provided by continuing operating activities	42.8	42.4	114.7	92.0

Cash flows from continuing investing activities:
Purchase of property and equipment	(21.3)	(14.9)	(56.7)	(52.4)
Acquisitions, net of cash acquired	(1.3)	(15.7)	(27.8)	(16.3)
Other	(0.2)	—	(0.8)	1.0

Net cash used in continuing investing activities	(22.8)	(30.6)	(85.3)	(67.7)

Cash flows from continuing financing activities:
Repurchase of convertible notes	—	—	(29.9)	—
Repurchase of common stock	—	(11.0)	—	(28.0)
Borrowing under revolving credit facility	—	—	30.0	—
Repayment under revolving credit facility	(30.0)	—	(50.0)	—
Proceeds from exercise of stock options	0.2	0.8	7.7	1.3
Other	(0.2)	0.6	0.6	1.1

Net cash used in continuing financing activities	(30.0)	(9.6)	(41.6)	(25.6)

Net cash provided by (used in) continuing operations	(10.0)	2.2	(12.2)	(1.3)
Net cash provided by (used in) discontinued operations	0.9	(1.6)	0.9	(1.6)

Change in cash and cash equivalents	(9.1)	0.6	(11.3)	(2.9)
Cash and cash equivalents at beginning of period	18.4	19.5	20.6	23.0

Cash and cash equivalents at end of period	$9.3	$20.1	$9.3	$20.1

Interest payments	$0.4	$0.3	$7.1	$6.6

Income taxes paid, net	$6.6	$10.1	$36.6	$34.8

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LPNT Announces Third Quarter Results

October 26, 2004

LIFEPOINT HOSPITALS, INC.
UNAUDITED STATISTICS

	Three Months Ended			Nine Months Ended
	September 30,			September 30,
			%			%
	2004	2003	Change	2004	2003	Change
Continuing Operations:
Number of hospitals at end of period	29	27	7.4%	29	27	7.4%
Licensed beds at end of period	2,737	2,568	6.6	2,737	2,568	6.6
Weighted average licensed beds	2,737	2,568	6.6	2,683	2,566	4.6
Average daily census	976	899	8.6	1,021	960	6.4
Average length of stay	4.0	4.0	—	4.1	4.0	2.5
Revenues ($in millions)	$253.7	$219.4	15.6	$739.4	$646.4	14.4
Revenues per equivalent admission	$5,476	$5,145	6.4	$5,355	$5,007	7.0
Equivalent admissions (1)	46,331	42,651	8.6	138,075	129,101	7.0
Outpatient factor (1)	2.06	2.05	0.5	2.00	1.99	0.5
Outpatient surgeries	19,367	18,074	7.2	56,375	53,211	5.9
Inpatient surgeries	6,427	6,212	3.5	19,735	18,247	8.2
Emergency room visits	110,369	104,227	5.9	312,208	297,479	5.0
Admissions	22,480	20,846	7.8	69,003	64,973	6.2
Medicare case mix index	1.19	1.16	2.6	1.17	1.17	—

Outpatient revenues as a percentage of total revenues	53.3%	51.8%	N/M (2)	51.3%	51.5%	N/M (2)

Same-Hospital: (3)
Number of hospitals at end of period	27	27	—	27	27	—
Licensed beds at end of period	2,556	2,568	(0.5)	2,556	2,568	(0.5)
Weighted average licensed beds	2,556	2,568	(0.5)	2,560	2,566	(0.2)
Average daily census	934	899	3.9	993	960	3.4
Average length of stay	4.0	4.0	—	4.1	4.0	2.5
Revenues ($in millions)	$237.5	$219.4	8.4	$710.7	$646.4	10.0
Revenues per equivalent admission	$5,474	$5,145	6.4	$5,370	$5,007	7.2
Equivalent admissions (1)	43,453	42,651	1.9	132,343	129,101	2.5
Outpatient factor (1)	2.03	2.05	(1.0)	1.98	1.99	(0.5)
Outpatient surgeries	17,882	18,074	(1.1)	53,495	53,211	0.5
Inpatient surgeries	6,027	6,212	(3.0)	18,967	18,247	3.9
Emergency room visits	101,914	104,227	(2.2)	296,659	297,479	(0.3)
Admissions	21,395	20,846	2.6	66,840	64,973	2.9
Medicare case mix index	1.19	1.16	2.6	1.17	1.17	—

Outpatient revenues as a percentage of total revenues	51.0%	51.8%	N/M (2)	50.3%	51.5%	N/M (2)

(1)	Management and investors use equivalent admissions as a general measure of combined inpatient and outpatient volume. Equivalent admissions is computed by multiplying admissions (inpatient volumes) by the outpatient factor (the sum of gross inpatient revenue and gross outpatient revenue and then dividing the resulting amount by gross inpatient revenue). The equivalent admissions computation “equates” outpatient revenue to the volume measure (admissions) used to measure inpatient volume resulting in a general measure of combined inpatient and outpatient volume.

(2)	Not meaningful.

(3)	Same-hospital information excludes the operations of hospitals that the Company acquired after January 1, 2003, and Bartow Memorial Hospital, which the Company is expecting to exchange for another hospital in the fourth quarter of 2004 or the first quarter of 2005, subject to receipt of all necessary regulatory approvals.

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LPNT Announces Third Quarter Results

October 26, 2004

LIFEPOINT HOSPITALS, INC.
UNAUDITED SUPPLEMENTAL INFORMATION
Dollars in millions

Adjusted EBITDA is defined as earnings before depreciation and amortization, interest expense, debt retirement costs, ESOP expense, minority interests in earnings of consolidated entities, income taxes and discontinued operations. Our management uses adjusted EBITDA to evaluate our operating performance and as a measure of performance for incentive compensation purposes. Our revolving credit facility uses adjusted EBITDA for numerous financial covenants. We believe adjusted EBITDA is a measure of performance used by some investors, equity analysts and others to make informed investment decisions. In addition, multiples of current or projected adjusted EBITDA are used to estimate current or prospective enterprise value. Adjusted EBITDA should not be considered as a measure of financial performance under accounting principles generally accepted in the United States, and the items excluded from adjusted EBITDA are significant components in understanding and assessing financial performance. Adjusted EBITDA should not be considered in isolation or as an alternative to net income, cash flows generated by operating, investing or financing activities or other financial statement data presented in the consolidated financial statements as an indicator of financial performance or liquidity. Because adjusted EBITDA is not a measurement determined in accordance with accounting principles generally accepted in the United States and is susceptible to varying calculations, adjusted EBITDA as presented may not be comparable to other similarly titled measures of other companies.

	For the Three Months Ended				For the Nine Months Ended
	September 30,				September 30,
	2004		2003		2004		2003
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
Revenues	$253.7	100.0%	$219.4	100.0%	$739.4	100.0%	$646.4	100.0%

Salaries and benefits	102.1	40.3	87.4	39.9	296.7	40.1	262.2	40.6
Supplies	32.2	12.7	28.0	12.8	95.4	12.9	83.3	12.9
Other operating expenses	44.1	17.4	38.6	17.5	123.9	16.7	116.1	18.0
Provision for doubtful accounts	24.4	9.6	22.4	10.2	64.0	8.7	53.3	8.2

Adjusted EBITDA	$50.9	20.0%	$43.0	19.6%	$159.4	21.6%	$131.5	20.3%

The following table reconciles adjusted EBITDA as presented above to net income as reflected in the unaudited consolidated statements of operations:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2004	2003	2004	2003
Adjusted EBITDA	$50.9	$43.0	$159.4	$131.5

Less:
Depreciation and amortization	12.1	10.2	34.5	31.5
Interest expense, net	3.1	3.3	9.7	9.9
Debt retirement costs	—	—	1.5	—
ESOP expense	2.3	1.8	7.1	4.9
Minority interests in earnings of consolidated entities	0.1	0.3	0.7	0.5
Provision for income taxes	13.2	11.0	42.1	34.2
Loss from discontinued operations, net of income taxes	0.4	0.2	1.5	1.3

Net income	$19.7	$16.2	$62.3	$49.2

-END-